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Exhibit (e)(7)

Letter Agreement between the Company and Bradley J. DeVries dated December 22, 2000

HomeServices.Com Letterhead

December 22, 2000

Bradley DeVries 10205 Bluff Springs Trace Louisville, KY 40222	Revised

Dear Brad,

I am pleased to confirm the position of President and Chief Executive Officer for Paul Semonin Realtors. We are excited about the future of HomeServices.Com, the opportunity to be a market leader and the contribution that you will make to the company.

The details of your offer are:

Promotion Date:	January 9, 2001
Annual Base Salary:	$212,256
Bonus:	Discretionary, up to 40% of your base salary

This offer supercedes any and all previous agreements.

Due to the confidential nature of this position and the potential for conflict of interest, you may not accept a position to do contract work for individual Realtors or consulting for any other company while employed with Paul Semonin Realtors.

As a condition of employment you agree to execute the enclosed Employment, Confidentiality, Nonsolicitation, And Noncompete Agreement and comply with the Company's policies, rules and regulations which are in effect from time to time and generally applicable to employees. This confirmation letter does not alter your right to leave the Company and the Company's right to terminate your employment at any time without further obligation. However, if your employment is terminated without cause, then upon providing the Company with an unconditional release of any claim or legal action against the Company or its affiliated Companies in a form satisfactory to the Company, you will receive one year's annual base salary continuation. During this salary continuation period, you will be eligible for applicable benefits, including COBRA benefits at your employee contribution rate. You agree that the Company and you will resolve any claim, controversy, or dispute that may arise by arbitration under American Arbitration Association procedures (as permitted by state law).

Bradley DeVries
December 22, 2000
Page Two

Brad, congratulations on your promotion! I wish you the best in your new position. Feel free to call me at 952-928-5719 if you have any questions or comments.

Sincerely,	Accepted:
/s/ Pat Connelly Pat Connelly Vice President—Human Resources	/s/ Bradley J. DeVries

Enc  Employment, Confidentiality, Nonsolicitation, And Noncompete Agreement

EMPLOYMENT, CONFIDENTIALITY, NONSOLICITATION, AND NONCOMPETE
AGREEMENT

    This Agreement is entered into as of the day and year written below, between the undersigned employee of the Company ("Employee") and the Company. The term "Company" shall mean HomeServices.Com and its predecessors and successors, or any parent, subsidiary or affiliated corporation for which Employee performs services.

    The Company employees Employee, subject to the following terms and conditions to which Employee, in consideration of his/her employment by the Company, eligibility for the Company's incentive compensation program, and any salary or other benefits paid or provided by the Company, agrees:

    1.  Confidential Information.  Employee understands that the Company in its various businesses has developed and uses Confidential Information (as defined below) and, to guard the legitimate interest of the Company, it is necessary for the Company to protect and control the use and disclosure of such Confidential Information. Employee agrees that all Confidential Information developed, invented, created, or designed by the Employee (individually or with other employees or agents of the Company) during the Employee's term of employment with the Company is and shall be the sole and exclusive property of the Company. Except as may be required by Employee's duties for the Company, Employee agrees not to use or disclose to others, either during or after concluding of employment with the Company, any Confidential Information.

    The term "Confidential Information" shall mean any information or data (including without limitation programs, methods, techniques, processes, formulae, patterns or compilations) which is not generally known to people who are not past or present officers, agents or employees of the Company. Examples of such Confidential Information include, but are not limited to, the following: names of, or any information relative to any past, present or prospective business customers of the Company; information relative to methods and procedures for pricing, customer attainment, and contract administration; marketing strategies, product development and target markets; financial information including information regarding earnings or losses; information regarding business planning and strategy, including information concerning proposed or pending acquisitions, dispositions, mergers or changes in management or operations; and any proprietary software and systems of the Company.

    Upon termination for any reason, Employee agrees to promptly deliver to the Company all documents, whether in hard copy or in another form readable by computer, concerning the Company's Confidential Information.

    2.  Nonsolicitation of Employees.  The Employee understands that the Company employs other individuals in a variety of other businesses and areas with whom Employee may work with from time to time. Employee agrees that for a period commencing on the effective date of this Agreement and continuing for one (1) year after the date of Employee's termination, Employee will not (either alone or in conjunction with any other person or entity) seek to hire or cause to be hired on a full time, part time, or consulting or independent contractor basis, any employee of the Company, except upon the prior written consent of the Company.

    3.  Restrictive Covenant.  Employee agrees that upon termination, he/she will not for a period of one (1) year thereafter, develop or manage any goods or services of the same or similar kind as those he/she directly or indirectly developed or managed within the last year prior to termination. Such limitation shall exist only for work he/she does by or on behalf of the Company's actual or potential competitors within any state in which the Company does business. Employee further agrees that upon termination, he/she will not for a period of one (1) year thereafter, open, attempt to open, develop, attempt to develop, service or attempt to service any of the customers assigned to, sold to, opened, developed or serviced by Employee within the last year prior to termination. Employee agrees that these promises in the preceding three sentences means he/she will honor such obligations both directly and indirectly whether working as an individual on his/her own account, or as a partner, employee, agent or salesperson of or for any person, firm, association or corporation, or as an officer, director or stockholder of any closely-held corporation.

    4.  Breach of Agreement/Remedies.  Employee acknowledges that Employee's failure to abide by the terms hereof may, at the Company's sole discretion, subject the Employee to sanctions, including but not limited to, termination without prior notice, suspension without pay or benefits, demotion, reduction in grade or pay, or reassignment. Employee acknowledges that any breach or evasion of the terms of this Agreement will result in irreparable and continuing damages to the Company and will entitle the Company to injunctive relief and money damages as well as to all other legal or equitable remedies. Employee agrees to pay any and all reasonable attorney's fees incurred by the Company in successfully enforcing this Agreement in a court of law and in securing damages or injunctive relief based on a violation of this Agreement by the Employee. Employer agrees to pay any and all reasonable attorney's fees incurred by the Employee if the Employee prevails in his/her interpretation of the scope of this Agreement in a court of law. In the event that any legal action is settled or a judgement results in which neither Party receives all relief requested, then both Parties shall bear their own legal costs.

    5.  At-Will Employment.  The terms of employee are at will; either the Company or Employee has the right to terminate the employment relationship at any time with or without cause for any or no reason. Upon termination, Employee shall continue to have the obligations to the Company as set forth herein, including without limitation, those set forth in Sections 1 and 2.

    6.  Assignment.  This Agreement shall be binding upon and inure to the benefit of the Company, its successors and assigns. The transfer of Employee to any parent, subsidiary or affiliate of the Company shall constitute an assignment of this Agreement. This Agreement may not be assigned by Employee.

    7.  Entire Agreement.  This is the entire agreement between the parties hereto with respect to the subject matter hereof, and supersedes any previous communication, representation, arrangement or agreement, whether oral or written. This Agreement shall be modified only in writing. This Agreement is not a promise of future employment.

    8.  Severability.  It is the desire and intent of the parties that the terms contained in this Agreement shall be enforceable to the fullest extent permitted by law. If any such term of this Agreement or the application thereof shall, to any extent, be construed to be invalid or unenforceable in whole or in part, then such term shall be construed in a manner so as to permit its enforceability under the applicable law to the fullest extent permitted by law. In any case, the remaining terms of this Agreement or the application thereof shall remain in full force and effect.

    9.  Applicable Law.  This Agreement shall be construed under the laws of the State of Minnesota, without regard to the principles of conflicts of law, and any action to construe or enforce this Agreement may be brought in the courts of the State of Minnesota.

    10.  Non-Waiver.  The failure to insist upon strict compliance with any of the terms of this Agreement shall not be deemed a waiver of such term, and the waiver or relinquishment of any right or power under this Agreement at any one or more times shall not be deemed a waiver or relinquishment of such right or power at any other time or times.

    11.  Employee's Copy.  By execution hereof, Employee acknowledges receipt of a copy of this Agreement. Employee authorizes the Company to provide a copy of this Agreement to any prospective or subsequent employer of Employee.

    IN WITNESS WHEREOF the parties have executed this Agreement as of the date below written.

By:	/s/ B.J. DeVries	1/25/01
Name Printed:	B.J. DeVries	Date
HomeServices.Com
By:	/s/ Ronald J. Peltier	2/21/01
Title:	Pres. & CEO	Date

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Letter Agreement between the Company and Bradley J. DeVries dated December 22, 2000
EMPLOYMENT, CONFIDENTIALITY, NONSOLICITATION, AND NONCOMPETE AGREEMENT